UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 19, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Sophiris Bio Inc.

File No. 333-186724 - CF#29135

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Sophiris Bio Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on February 15, 2013.

Based on representations by Sophiris Bio Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10	through December 7, 2017
Exhibit 10.12	through December 7, 2017
Exhibit 10.13	through December 7, 2015
Exhibit 10.23	through June 29, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary